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SEC Mail Processing Section
NOV 29 2017
Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/16** (MM/DD/YY) AND ENDING **09/30/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **MetLife Investors Distribution Company**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue 4th Floor
(No. and Street)

New York	NY	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Turetsky — 813-983-6929
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

201 N. Franklin, Suite 3600	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 NOV 29 AM 11:38 SEC / MR

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

METLIFE INVESTORS DISTRIBUTION COMPANY
(SEC. I.D. No. 8-53064)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Certified Public Accountants
Suite 3600
201 N. Franklin Street
Tampa, FL 33602-5818
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MetLife Investors Distribution Company

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company"), an indirect wholly-owned subsidiary of MetLife, Inc. ("MetLife"), as of September 30, 2017, and the related statements of operations, cash flows, changes in stockholder's equity, and changes in subordinated liabilities for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MetLife Investors Distribution Company as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

As disclosed in Note 3, the accompanying financial statements have been prepared from the separate records maintained by MetLife and may not necessarily be indicative of the conditions which would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from MetLife applicable to the Company as a whole.

Deloitte & Touche LLP

November 28, 2017

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS	
Cash and cash equivalents	$ 19,905,588
Concessions receivable	9,412,055
Mutual fund fee receivable	567,784
Other assets	643,060
TOTAL ASSETS	$ 30,528,487
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 9,412,055
Due to affiliates	567,784
Total liabilities	9,979,839
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 30,000 shares; issued and outstanding 25,000 shares	100,000
Additional paid-in capital	6,374,363
Retained earnings	14,074,285
Total stockholder's equity	20,548,648
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 30,528,487

See notes to statement of financial condition.

1. ORGANIZATION

MetLife Investors Distribution Company (the "Company") is a wholly owned subsidiary of MetLife Investors Group, Inc., which is a wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). "MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

The Company facilitates the offerings of MetLife variable annuity and variable life products ("Variable Products") to the marketplace as a wholesale broker-dealer by entering into distribution agreements with other broker-dealers. In addition, the Company is the underwriter for the MetLife Variable Products.

In January 2016, MetLife, Inc. announced its plan to separate a substantial portion of its former Retail segment ("the Separation"). On July 6, 2017, MetLife, Inc. announced that the U.S. Securities and Exchange Commission ("SEC") declared Brighthouse Financial's registration statement on Form 10 effective. Additionally, all required state regulatory approvals have been granted. On August 4, 2017, MetLife, Inc. completed the separation of Brighthouse Financial.

On March 6, 2017, Brighthouse Financial commenced operations of its new broker dealer, Brighthouse Securities, LLC for sale and servicing of variable business. Effective with the commencement, all Retail business previously written by the insurance companies affiliated with Brighthouse moved from the company to Brighthouse Securities, LLC. The 12B-1 Fees associated with the internal trusts also moved. The company now only supports the variable business written in Metropolitan Life Insurance Company, General American Life Insurance Company and Metropolitan Tower Life Insurance Company.

As a result of the Separation, operations relating to certain products and businesses are no longer actively marketed by the company in the United States. These products and businesses include Individual variable, universal, term and whole life, as well as Individual variable, fixed and index-linked annuities. MLIDC continues to service the new sales of Group variable products

In connection with the sale of Variable Products, the Company received fees from the Met Investors Series Trust, the Metropolitan Series Fund, Inc. (collectively the "Trusts") and non-proprietary mutual funds under Rule 12b-1 of the Investment Company Act of 1940. The 12b-1 fees were generated from distribution and marketing services rendered on behalf of mutual funds that participate in Variable Products as outlined in their individual participation or service agreements. The Company stopped receiving and distributing all 12b-1 fees on July 1, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less. Included in cash equivalents are $19,895,588 of money market funds. The remaining $10,000 is cash on deposit with bank.

Fair Value – Certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to the statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation. At September 30, 2017, money market funds included in cash and cash equivalents are categorized in Level 1.

Revenue Recognition – Commission revenue and commission expense on Variable Product transactions are recorded on an accrual basis. Mutual fund fees are accrued based on the level of assets invested in the mutual fund.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries and participates in a tax sharing agreement with MetLife. As a result, the Company's income and

deductions are included in the consolidated return and any computed federal income taxes payable or receivable are due to or from MetLife. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof.

Future Adoption of New Accounting Pronouncements

In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply this guidance retrospectively with a cumulative-effect adjustment as of January 1, 2018. The new guidance will supersede nearly all existing revenue recognition guidance under U.S. GAAP. However, it will not impact the accounting for insurance and investment contracts within the scope of Accounting Standards Codification Topic 944, Financial Services - Insurance, leases, financial instruments and certain guarantees. For those contracts that are impacted, the new guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. Given the scope of the new revenue recognition guidance, the Company does not expect the adoption to have a material impact on its consolidated revenues or statements of operations, with the Company's implementation efforts primarily focused on other revenues on the consolidated statements of operations. Based on implementation efforts completed to date, the Company has identified a revenue stream within the scope of the guidance and is evaluating the related contracts, primarily consisting of commission related fees. While the Company has not yet identified any material changes in the recognition and measurement of other revenue, the Company's assessment is ongoing, including the consideration of the new disclosure requirements.

In November 2016, the FASB issued new guidance on restricted cash (ASU 2016-18, Statement of Cash Flows (Topic 230): a consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows

explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The Company has no restricted cash nor restricted cash equivalents.

3. RELATED PARTY TRANSACTIONS

The Company earns concessions from affiliated insurance companies for sales of certain Variable Products equal to the Company's expenses incurred related to the sales of such products. At September 30, 2017, the Company had accrued concessions receivable from affiliates of $9,412,055, accrued commissions payable to affiliated broker-dealers of $8,065,285 and accrued overhead charges of $0.

The Company received 12b-1 fees from the Trusts and unaffiliated mutual funds whose shares serve as investment options of policyholders of the Company's affiliated insurance companies. At September 30, 2017, mutual fund fee receivable was $0 due from the Trusts. The Company pays a fee to MetLife for administrative and recordkeeping services related to such products.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife.

Due to affiliates includes amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At September 30, 2017, the Company had net capital of $16,210,397 which was $15,960,397 in excess of the requirement of $250,000.

The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from Rule 15c3-3 under the 1934 Act pursuant to section (k)(1) of the rule.

5. INCOME TAXES

The income tax expense differs from the amount determined by applying the 35% U.S. statutory federal income tax rate to pretax income due primarily to state taxes.

The federal and state tax returns for tax years 2007 through 2016 are still subject to examination.

6. SECURED DEMAND NOTES

The two remaining secured demand notes with a value of $10 million each were repaid to the lender in March 2017. The Company settled these demand notes with the delivery of securities, which were held as collateral for these notes and were subject to repurchase by the holder of the notes.

7. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through November 28th, 2017, the date the September 30, 2017 statement of financial condition of the Company was issued.

* * * * *



Deloitte & Touche LLP
Certified Public Accountants
Suite 3600
201 N. Franklin Street
Tampa, FL 33602-5818
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MetLife Investors Distribution Company

We have reviewed management's statements, included in the Exemption Report Pursuant to Rule 17a5(d)(4), in which (1) MetLife Investors Distribution Company (the "Company"), an indirect wholly owned subsidiary of MetLife, Inc. ("MetLife"), identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended September 30, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

November 28, 2017


MetLife

METLIFE INVESTORS DISTRIBUTION COMPANY

EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4)

Pursuant to the requirements of paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934 ("SEA"), MetLife Investors Distribution Company (the "Company") makes the following statements to the best knowledge and belief of the Company:

(1) The Company claims exemption from Rule 15c3-3 of the SEA pursuant to the exemption provisions in paragraph (k)(1) of Rule 15c3-3 of the SEA; and

(2) The Company met the exemption provisions in paragraph (k)(1) of Rule 15c3-3 of the SEA throughout the fiscal year ended September 30, 2017 without exception.

Stuart Turetsky

Date: November 28, 2017

AVP & Financial Operations Principal